                                                                EXHIBIT 1.A.(11)

                                   June, 2001

                            DESCRIPTION OF ISSUANCE,
                 TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES
                      PURSUANT TO RULE 6e-3(T)(b)(12)(iii)
                  FOR FLEXIBLE PREMIUM LIFE INSURANCE POLICIES
                                    ISSUED BY
                     LIFE INSURANCE COMPANY OF THE SOUTHWEST


This document sets forth the administrative procedures that will be followed by Life Insurance Company of the Southwest ("LSW") in connection with the issuance of its flexible premium variable adjustable benefit life insurance policy ("Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Policy owners ("Owners") of their interests in those Policies. Capitalized terms used herein have the same meaning as in the prospectus for the Policy that is included in the current registration statement on Form S-6 for the Policy as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND ACCEPTANCE OF PREMIUMS

         A. OFFER OF THE POLICIES, APPLICATIONS, INITIAL NET PREMIUMS, AND ISSUANCE

                  1. Offer of the Policies. The Policies will be offered and sold subject to established cost of insurance schedules and underwriting standards in accordance with state insurance laws. Insurance charges will not be the same for all Owners selecting the same Face Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays insurance charges commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex and health and occupation. A uniform insurance charge for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there will be no uniform insurance charges for all Insureds, there will be a uniform insurance rate for all Insureds of the same Rate Class, age, sex and Policy size. A description of the Monthly Deduction under the Policy, which includes charges for cost of insurance, for the Monthly Administrative Charge and for supplemental benefits, is at Appendix A to this memorandum.

                  2. Application. Persons wishing to purchase a Policy must complete an application and submit it to LSW through a LSW authorized agent. This agent will also be a registered representative of a securities broker-dealer registered with the U.S. Securities and Exchange Commission, which broker-dealer may be Equity Services, Inc., an indirect wholly-owned subsidiary of National Life Insurance Company, LSW's parent company. The agent may also a registered representative of a broker-dealer which has entered into a selling agreement with Equity Services, inc., under which it offers the Policies. The applicant must specify the Insured, and provide certain required information about the Insured. The applicant will also specify a plan for paying Planned Periodic Premiums, which are level premiums of a specified amount at specified intervals, either quarterly, semi-annually or annually, and may request that LSW send reminder notices at the appropriate intervals. Also, under the Automatic Payment Plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed." An application will not be deemed to be complete unless all required information, including without limitation age, sex, and medical and other background information, has been provided in the application.

                  3. Minimum Initial Premium. An applicant for a new Policy must pay at least a Minimum Initial Premium, which if not submitted with the application or during the underwriting period, must be submitted when the Policy is delivered. (Generally, policy coverage does not become effective until the application has been accepted and the Minimum Initial Premium is received in good order at LSW's home office ("Home Office"). If, however, a premium less than the Minimum Initial Premium has been received at the Home Office, a Policy may be issued, but the agent delivering the Policy to the Owner will collect the balance due before leaving the Policy with the Owner). LSW may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although LSW may require that the check first be converted into federal funds. In addition, for a premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required.

                           The Minimum Initial Premium is equal to the Minimum
                  Monthly Premium. The Minimum Monthly Premium depends on a number of factors, such as the Insured's sex, Issue Age, Rate Class, Death Benefit Option, requested Initial Face Amount and any optional benefits selected. The Minimum Monthly Premium is the monthly amount used to determine the Minimum Guarantee Premium. The Minimum Guarantee Premium is used for purposes of determining whether, during the first five Policy Years, the Policy will not lapse regardless of investment performance. The Minimum Guarantee Premium is the sum of the Minimum Monthly Premiums in effect on each Monthly Policy Date, plus all Withdrawals and outstanding Policy loans and accrued interest. The Minimum Monthly Premium may change if, for example, a Face Amount Change or Death Benefit Option Change is elected by the Owner.

                  4. Minimum Face Amount. The minimum Face Amount for which LSW will issue a Policy is generally $50,000; however, exceptions may be made for employee benefit plans.

                  5. Receipt of Application and Underwriting. Upon receipt of a completed application in good order from an applicant, LSW will follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made.

                           The underwriting process determines the Rate Class to
                  which the Insured is assigned. This original Rate Class applies to the Initial Face Amount. The Rate Class may change upon an increase in Face Amount, as to the increase (see Death Benefits below).

                           A Policy cannot be issued until the initial
                  underwriting procedure has been completed, and any supplemental beneficiary forms and forms required in accordance with state insurance laws have been received. The Date of Issue occurs when the above steps have been completed, the application has been accepted, the Minimum Initial Premium has been received, and the computerized issue system has generated a printed Policy.

                           LSW reserves the right to reject an application for
                  any reason permitted by law. If an application is rejected, any premium received will be returned, without interest.

                  6. Acceptance of Application and Date of Issue. If an application is accepted, insurance coverage under the Policy is effective as of the Date of Issue. The Date of Issue is set forth in the Policy. From the time the application for a Policy is signed until the time the Policy is issued, an applicant can, subject to LSW's underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, by answering "no" to the Health Questions of the Receipt & Temporary Life Insurance Agreement and submitting
                  (a) a complete application including any medical questionnaire required, and (b) payment of the Minimum Initial Premium.

                           The Date of Issue is used to determine Policy Years
                  and Monthly Policy Dates, as well as to measure suicide and contestability periods.

         B.       ADDITIONAL PREMIUMS

                  1. Additional Premiums Permitted. Additional premiums may be paid in any amount, frequency and time period, subject to the following limits:

                  o A premium must be at least $50 and must be sent to the Home Office. LSW may require satisfactory evidence of insurability before accepting any premium if it increases the Unadjusted Death Benefit more than it increases the Accumulated Value.

                  o Total premiums paid on a cumulative basis also may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code.

                  o No premium will be accepted after the Insured reaches Attained Age 99 (although loan payments will be permitted after Attained Age 99).

                  o LSW will monitor Policies and will attempt to notify an owner on a timely basis if the Owner's Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code.

                  2. Refund of Excess Premium Amounts. If at any time a premium is paid that would result in total premiums exceeding limits established by law to qualify a Policy as a life insurance policy, LSW will only accept that portion of the premium that would make total premiums equal the maximum amount that may be paid under the Policy. The excess will be promptly refunded, and if paid by check, after such check has cleared. If there is an outstanding loan on the Policy, the excess may instead be applied as a loan repayment. Excess amounts under $3 will not be refunded.

                  3. Planned Premiums. At the time of application, each Owner will select a Planned Periodic Premium schedule, based on annual, semi-annual, or quarterly payments. The Owner may request LSW to send a premium reminder notice from LSW at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount by notification to LSW at its Home Office or to a LSW authorized agent. Also, under the Check-O-Matic plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed."

                  4. Crediting Additional Premiums

                           Premiums will be credited to the Policy and the Net
                  Premiums will be invested as requested on the Valuation Date that the premium is received in good order by the Home Office in accordance with the procedures described below in Section I.F. LSW may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although LSW may require that the check first be converted into federal funds. In addition, for an additional premium to be received in "good order," it must be accompanied by all required supporting documentation in whatever form required.

         C. OVERPAYMENTS AND UNDERPAYMENTS. In accordance with industry practice, LSW will establish procedures to handle errors in initial and additional premium payments to refund overpayments and collect underpayments, except for amounts under $3, or such other threshhold as may be established from time to time.

                  D. SPECIAL PREMIUMS -- PREMIUMS UPON INCREASE IN FACE AMOUNT, DURING A GRACE PERIOD, OR UPON REINSTATEMENT

                  1. Upon Increase in Face Amount. Depending on the Accumulated Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium or change in the amount of Planned Periodic Premiums may be advisable. LSW will notify the Owner if a premium is necessary or a change appropriate.

                  2. During a Grace Period. If the Cash Surrender Value is insufficient to cover the Monthly Deductions and other charges under the Policy and the Grace Period (as described below) expires without a sufficient payment, the Policy will lapse. During the first five Policy

                  Years, however, the Policy will not lapse if the Minimum Guarantee Premium has been paid.


                  o The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by LSW. Thus, the Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period.

                  o In order to prevent lapse, the Owner must, during the Grace Period, make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Cash Surrender Value, plus three times the Monthly Deduction due the date the Grace period began. This amount will be identified in the notice sent out pursuant to the immediately preceding paragraph.

                  o Failure to make a sufficient payment within the Grace Period will result in lapse of the Policy without value.

                  3. Upon Reinstatement. A Policy that lapses without value may be reinstated at any time within five years (or longer period if required in a particular state) after the beginning of the Grace Period by submitting evidence of the Insured's insurability satisfactory to LSW and payment of an amount sufficient to provide for two times the Monthly Deduction due on the date the Grace Period began plus three times the Monthly Deduction due on the effective date of reinstatement. The effective date of the reinstatement will be the Monthly Policy Date on or next following the date the reinstatement application is approved.

                  o Upon reinstatement, the Accumulated Value will be based upon the premium paid to reinstate the Policy and the Policy will be reinstated with the same Date of Issue as it had prior to the lapse.

                  o The five year no lapse guarantee may not be reinstated.

         E.       REPAYMENT OF A POLICY LOAN

                  1. Loan Repayments Permitted. While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest.

                  2. Repayment Crediting and Allocation. LSW will assume that any payments made while there is an outstanding loan on the Policy are premium payments, rather than loan repayments, unless it receives written instructions that a payment is a loan repayment. In the event of a loan repayment, the amount held as collateral in the General Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the Subaccounts of the Separate Account and to the non-loaned portion of the General Account based on the net premium allocations in effect at the time of the repayment.

         F.       ALLOCATIONS OF PREMIUMS AMONG THE ACCOUNTS

                  1. The Separate Account, Subaccounts, and General Account. The variable benefits under the Policies are supported by LSW Variable Life Insurance Account (the "Separate Account"). The Separate Account currently consists of twenty-six Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund Portfolio that is part of one of the following Funds: Sentinel Variable Products Trust, the Fidelity Variable Insurance Products Fund, the Fidelity Variable Insurance Products Fund II, the Alger American Fund, American Century Variable Portfolios, Inc., Dreyfus Socially Responsible Growth Fund, Inc., INVESCO Variable Investment Funds, Inc., J.P. Morgan Series Trust II, Neuberger Berman Advisers Management Trust, Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund II. Each Fund is registered under the Investment Company Act of 1940 as an open-end management investment company. Owners also may allocate Net Premiums to LSW's General Account. Additional Subaccounts may be added from time to time to invest in portfolios of the Funds listed above, or any other investment company.

                  2. Allocations Among the Accounts. Net Premiums are allocated to the Subaccounts and the General Account in accordance with the following procedures.

                           a. General. The Net Premium equals the premium paid less the Premium Tax Charge. In the application for the Policy, the Owner will indicate how Net Premiums should be allocated among the Subaccounts of the Separate Account and/or the General Account. Such allocations may be changed at any time by the Owner by written notice to LSW at the Home Office, or if the telephone transaction privilege has been elected, by telephone instructions. The percentages of each Net Premium that may be allocated to any Subaccount must be a whole number not less than 5%, and the sum of the allocation percentages must be 100%.

                           b. Initial Premiums. Any portion of the initial Net Premium and any subsequent premiums received by LSW before 20 days after the Date of Issue of a Policy, that are to be allocated to the Separate Account will be allocated to the Money Market Subaccount. At the end of such period, LSW will allocate the amount in the Money Market Subaccount to each of the Subaccounts selected in the application based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Separate Account premium allocation percentages.

                           c. Additional Premiums. Additional Net Premiums will be allocated to the Accounts in accordance with the allocation percentages then in effect on the Valuation Date that the premium is received in good order at the Home Office, unless other instructions accompany the premium, in which case the net premium will be allocated in accordance with those instructions. If those instructions do not comply with LSW's allocation rules, crediting and allocation will not be implemented until further instructions are received from Owners.

II.      TRANSFERS AMONG SUB-ACCOUNTS

         A. TRANSFERS AMONG THE ACCOUNTS. The Owner may transfer the Accumulated Value between and among the Subaccounts of the Separate Account and the General Account by making a written transfer request to LSW, or if the telephone transaction privilege has been elected, by telephone instructions to LSW. Transfers between and among the Subaccounts of the Separate Account and the General Account are made as of the Valuation Day that the request for transfer is received at the Home Office. The Owner may, at any time, transfer all or part of the amount in one of the Subaccounts of the Separate Account to another Subaccount and/or to the General Account.

                           One transfer in each Policy Year is allowed from the
                  General Account to any or all of the Subaccounts of the Separate Account. The amount transferred from the General Account may not exceed the greater of 25% of the value of such account at the time of transfer, or $1,000. The transfer will be made as of the date LSW receives the written or telephone request at its Home Office.

                           Currently, an unlimited number of transfers are
                  permitted without charge, and LSW has no current intent to impose a transfer charge in the foreseeable future. However, LSW reserves the right to change this policy so as to deduct a $25 transfer charge from each transfer in excess of the fifth transfer during any one Policy Year. If such a charge is adopted in the future, the following transfers will not be subject to a transfer charge and will not count against the five free transfers in any Policy Year: (1) transfers resulting from Policy loans, (2) the exercise of the special transfer whereby the Owner may transfer the entire Accumulated Value in the Separate Account to the General Account during the first two years following the Policy issue without regard to limits on free transfers, (3) the special transfer right whereby an Owner may transfer the portion of the Accumulated Value in a Subaccount the investment policy of which is changed, without regard to any limits on transfers or free transfers, (4) the reallocation from the Money Market Subaccount following the 10-day period after the Date of Issue, and (5) any transfers made pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features. All transfers requested during one Valuation Period are treated as one transfer transaction.

         B.       DOLLAR COST AVERAGING

                  This feature permits an Owner to automatically transfer funds from the Money Market Subaccount to any other Subaccounts on a monthly basis.

                  1. Election of Dollar Cost Averaging. Dollar Cost Averaging may be elected at issue by marking the appropriate box on the initial application and completing the appropriate instructions, or, after issue, by filling out similar information on a change request form and sending it by mail to the Home Office.

                  2. Operation of the Program. If this feature is elected, the amount to be transferred will be taken from the Money Market Subaccount and transferred to the Subaccount or Subaccounts designated to receive the funds, each month on the Monthly Policy Date (starting with the Monthly Policy Date next following the date that the reallocation of the Accumulated Value out of the Money Market Subaccount and into the other Subaccounts would normally have occurred after expiration of the 20-day free look period after the Owner receives the Policy), until the amount in the Money Market Fund is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer that reduces the amount in the Money Market Subaccount to zero. An Owner may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office.

         C.       PORTFOLIO REBALANCING

                  This feature permits an Owner to automatically rebalance the value in the Subaccounts on a semi-annual basis, based on the Owner's premium allocation percentages in effect at the time of the rebalancing.

                  1. Election of Portfolio Rebalancing. Portfolio rebalancing may be elected at issue by marking the appropriate box on the initial application, or, after issue, by completing a change request form and sending it by mail to the Home Office.

                  2. Operation of the Program. In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place that causes the percentages of the current values in each Subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date six months after the Date of Issue, and then on each Policy Anniversary, and each Monthly Policy Date six months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Valuation Date on or next following the date that the election is received at the Home Office, and subsequent rebalancing transfers will occur every six months from such date. An Owner may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to the Home Office by mail.

                           In the event that an Owner changes the Policy's
                  premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless the Owner specifically directs otherwise.

III.     "REDEMPTION" PROCEDURES: SURRENDERS, WITHDRAWALS, DEATH BENEFITS, AND
         LOANS

         A.       "FREE-LOOK" PERIOD

                  The Policy provides for an initial "free-look" period. The Owner may cancel the Policy before the latest of: (a) 45 days after Part A of the application for the Policy is signed; (b) 10 days after the Owner receives the Policy; (c) 10 days after LSW mails or personally delivers a Notice of Withdrawal Right described in Section III.B. below to the Owner, and (d) any longer period provided by state law. Upon returning the Policy to LSW or to an agent of LSW within such time with a written request for cancellation, the Owner will receive a refund equal to the gross premiums paid on the Policy. If the Owner cancels the Policy by mail, LSW will count the postmark date as the date of cancellation.

         B.       NOTICE OF WITHDRAWAL RIGHT REQUIRED BY
                  RULE 6e-3(T)(b)(13)(viii)

                  Upon issuance of a Policy, LSW will send by first class mail or personal delivery to the Policy Owner a written document containing (i) a notice of the right to return the Policy to LSW or to an agent of LSW before the latest of: (a) 45 days after Part A of the application for the Policy is signed; (b) 10 days after the Owner receives the Policy; and (c) 10 days after LSW mails such notice of the right to return the Policy to the Owner; (ii) a statement of Policy fees and other charges; and (iii) a form of request for refund of gross premiums paid on the Policy setting forth (a) instructions as to the manner in which a refund may be obtained, including the address to which the request form should be mailed; and (b) spaces necessary to indicate the date of such request, the Policy number, and the signature of the Policy Owner. In a separate document, LSW will provide the Policy Owner with an illustration of Planned Periodic Premiums, death benefits and cash surrender values applicable to the age, sex, and Rate Class of the Insured.

         C.       REQUEST FOR CASH SURRENDER VALUE

                  1. Requests for Cash Surrender Value Permitted. At any time before the death of the Insured, the Owner may surrender the Policy for its Cash Surrender Value. The Cash Surrender Value is the Accumulated Value minus any Policy loan and accrued interest and less any applicable Surrender Charge. The Cash Surrender Value will be determined by LSW on the date it receives, at the Home Office, a written surrender request signed by the Owner, and the Policy. A surrender may not be requested over the telephone. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request and the Policy to LSW. Surrender proceeds will ordinarily be mailed by LSW to the Owner within seven days of receipt of the request, unless a payment option was selected (see Section III.H. below).

                  2. Surrender of Policy -- Surrender Charges. A Surrender Charge, which consists of a Deferred Administrative Charge and a Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time before the end of the fifteenth Policy Year.

                           a. Deferred Administrative Charge. The Deferred Administrative Charge varies by Issue Age, and is based on Initial Face Amount. After the first five Policy Years, it declines linearly by Policy Month until the end of Policy Year 15, when it becomes zero. Charges per $1,000 of Face Amount for sample Issue Ages are shown below:

                           Sample
                           Issue Age    Charge per $1000 of Initial Face Amount
                           ---------    ---------------------------------------
                             0-5                    None
                              10                    $0.50
                              15                    $1.00
                              20                    $1.50
                            25-85                   $2.00

                                    For Issue Ages not shown, the charge will
                           increase by a ratable portion for each full year.

                           b. Deferred Sales Charge. The Deferred Sales Charges are presented in Appendix B hereto. Appendix B expresses the Deferred Sales Charge as a dollar amount per $1,000 of initial Face Amount. There will be a deferred sales charge associated with the initial Policy Face Amount as well as with each subsequent Face Amount Increase. Each such portion of the Deferred Sales Charge will have a duration of 15 Policy Years as measured from the issue date of the corresponding Face Amount. Each portion of the Deferred Sales Charge will be level for the first five Policy Years and then decrease linearly by Policy Month until the end of the fifteenth Policy Year.

                  3. Maturity. Policies issued in Texas and Maryland will mature on the Policy Anniversary at which the Insured is Attained Age
                  99. At that time, LSW will pay the Cash Surrender Value to the Owner in one sum unless a Payment Option is chosen, and the Policy will terminate.

         D.       REQUEST FOR WITHDRAWALS

                  1. When Withdrawals are Permitted. At any time before the death of the Insured and, except for employee benefit plans, after the first Policy Anniversary, the Owner may withdraw a portion of the Policy's Cash Surrender Value, subject to the following conditions:

                  o The minimum amount which may be withdrawn is $500, except for employee benefit plans, where the minimum is $100.

                  o The maximum Withdrawal is the Cash Surrender Value minus three times the Monthly Deduction for the most recent Monthly Policy Date. A Withdrawal Charge will be deducted from the amount of the Withdrawal.

                  o Withdrawals may be requested only by sending a written request, signed by the Owner, to LSW at its Home Office. A Withdrawal may not be requested over the telephone.

                  2. Withdrawal Charge. At the time of a Withdrawal, LSW will assess a charge equal to the lesser of 2% of the Withdrawal amount and $25. This Withdrawal Charge will be deducted from the Withdrawal amount.

                  3. Allocation of Withdrawals. The Withdrawal will be taken from the Subaccounts of the Separate Account based upon the instructions of the Owner at the time of the Withdrawal. If specific allocation instructions have not been received from the Owner, the Withdrawal will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Separate Account. If the Accumulated Value in one or more Subaccounts is insufficient to carry out the Owner's instructions, the Withdrawal will not be processed until further instructions are received from the Owner. Withdrawals will be taken from the General Account only to the extent that Accumulated Value in the Separate Account is insufficient.

                  4. Effect of a Withdrawal on Face Amount. The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value.

                           a. Option A. If the Face Amount divided by the applicable percentage of Accumulated Value exceeds the Accumulated Value just after the Withdrawal, a Withdrawal will reduce the Face Amount and the Unadjusted Death Benefit by the lesser of such excess and the amount of the Withdrawal, effective on the date of the Withdrawal. If the Face Amount divided by the applicable percentage of Accumulated

                           Value does not exceed the Accumulated Value just after the Withdrawal, then the Face Amount is not reduced. The Unadjusted Death Benefit will be reduced by an amount equal to the reduction in Accumulated Value times the applicable percentage (or equivalently, the Unadjusted Death Benefit is equal to the new Accumulated Value times the applicable percentage).

                           b. Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit. If the Unadjusted Death Benefit equals the Face Amount plus the Accumulated Value, a Withdrawal will reduce the Accumulated Value by the amount of the Withdrawal, and thus the Unadjusted Death Benefit will also be reduced by the amount of the Withdrawal. If the Unadjusted Death Benefit immediately prior to the Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Accumulated Value after deducting the amount of the Withdrawal and (b) the applicable percentage of Accumulated Value after deducting the amount of the Withdrawal.

                  5. Other Effects of Withdrawals. Any decrease in Face Amount due to a Withdrawal will first reduce the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Initial Face Amount. Because a Withdrawal can affect the Face Amount (or increase in Face Amount) and the Unadjusted Death Benefit as described above, a Withdrawal may also affect the Net Amount(s) at Risk that is used to calculate the Cost of Insurance Charge(s) under the Policy. Since a Withdrawal reduces the Accumulated Value, the Cash Surrender Value of the Policy is reduced, thereby increasing the likelihood that the Policy will lapse.

                  6. When a Withdrawal Is Not Permitted. A request for Withdrawal may not be allowed if such Withdrawal would reduce the Face Amount below the Minimum Face Amount for the Policy. Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, LSW will not allow the Withdrawal.

         E.       MONTHLY DEDUCTIONS

                  On the Date of Issue and on each Monthly Policy Date, a redemption will be made from Accumulated Value for the Monthly Deduction, which is a charge compensating LSW for administrative expenses and for the insurance coverage provided by the Policy. The Monthly Deduction consists of three components: (a) the Cost of Insurance Charge, and (b) the Monthly Administrative Charge. These charges are discussed in more detail in Appendix A hereto. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Separate Account and the General Account, unless the Owner has elected at the time of application, or later requests in writing, that the Monthly Deduction be made from the Money Market Subaccount. If a Monthly Deduction cannot be made from the Money Market Subaccount, when that has been elected, the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount will be made on a pro rata basis from the Subaccounts of the Separate Account and the General Account.

         F.       DEATH BENEFITS

                  1. Payment of Death Benefit. As long as the Policy remains in force and until the maturity date, if applicable, the Death Benefit of the Policy will, upon the Company's receipt of due proof of the Insured's death and a Claimant's Statement signed by or on behalf of the Beneficiary, as well as any other necessary documentation, be paid to the named Beneficiary in accordance with the designated Death Benefit Option, unless the claim is contestable in accordance with the terms of the Policy. The proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy. The amount payable under the designated Death Benefit Option will be increased by any dividend payable, and by interest from the date of the Insured's death to the payment date at a LSW declared interest rate or any higher legal requirement, and will be decreased by any outstanding Policy loan and accrued interest and by any unpaid Monthly Deductions.

                  2. Death Benefit Options. The Policy provides two Death Benefit Options: Option A and Option B. The Owner designates the Death Benefit Option in the application and may change it as described below. At Attained Age 99, Option B automatically becomes Option A.

                           a. Option A. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy and
                           (b) the Accumulated Value on the Valuation Date on or next following the Insured's date of death multiplied by the specified percentage shown in the table below. For Attained Ages not shown, the percentages will decrease by a ratable portion of each full year.

                           Attained Age     Percentage
                           ------------     ----------
                           40 and under         250%
                           45                   215%
                           50                   185%
                           55                   150%
                           60                   130%
                           65                   120%
                           70                   115%
                           75 and over          105%

                           b. Option B. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy plus the Accumulated Value and (b) the Accumulated Value on the Valuation Date on or next following the Insured's date of death multiplied by the specified percentage shown in the table above.

                  3. Change in Death Benefit Option. After the first Policy Year, the Death Benefit Option in effect may be changed by sending LSW a written request. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Monthly Policy Date on or next following the date LSW receives the written request. Only one change in Death Benefit Option is permitted in any one Policy Year.

                           o If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change but the Face Amount will be decreased by the Accumulated Value on that date. However, this change may not be made if it would reduce the Face Amount to less than the Minimum Face Amount.

                           o If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change but the Face Amount will be increased by the Accumulated Value on that date.

                           o A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge. Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the Cost of Insurance Charges over time because the Net Amount at Risk will, unless the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value, remain level as cost of insurance rates increase over time, rather than the Net Amount at Risk decreasing as the Accumulated Value increases. Changing from Option B to Option A will, if the Accumulated Value increases, decrease the Net Amount at Risk over time, thereby partially offsetting the effect of increases and over time in the Cost of Insurance Charge to the extent the decrease in Net Amount at Risk more than offsets the increase in rates as the Insured ages.

                           o If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, LSW will not effect the change.

                  4. How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Accumulated Value. The Death Benefit under Option A will vary with the Accumulated Value whenever the specified percentage of Accumulated Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Accumulated Value because the Unadjusted Death Benefit equals the greater of (a) the Face Amount plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage.

                  5. Ability to Adjust Face Amount. Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy's Face Amount by submitting a written application to LSW. The effective date of an increase will be the Monthly Policy Date on or next following LSW's approval of the request, and the effective date of a decrease is the Monthly Policy Date on or next following the date that LSW receives the written request. Employee benefit plan Policies may adjust the Face Amount even in Policy Year 1. The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below.

                           a. Increase. A request for an increase in Face Amount may not be for less than $25,000, or such lesser amount required in a particular state (except that the minimum for employee benefit plans is $2,000). The Owner may not increase the Face Amount after the Insured's Attained Age 85. To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to LSW of the Insured's insurability.

                                    On the effective date of an increase, and
                           taking the increase into account, the Cash Surrender Value must be equal to the Monthly Deductions then due. If the Cash Surrender Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Cash Surrender Value to the required level.

                                    An increase in the Face Amount will
                           generally have the effect of increasing the total Net Amount at Risk, which in turn will increase the monthly Cost of Insurance Charges. In addition, the Insured may be in a different Rate Class as to the increase in insurance coverage.

                           b. Decrease. The amount of the Face Amount after a decrease (a) cannot be less than 75% of the largest Face Amount in force at any time in the twelve months immediately preceding LSW's receipt of the request and (b) may not be less than the Minimum Face Amount, which is generally $50,000. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Internal Revenue Code, LSW will not effect the decrease, and promptly notify you by first class mail.

                                    A decrease in the Face Amount generally will
                           decrease the total Net Amount at Risk, which generally will decrease an Owner's monthly Cost of Insurance Charges.

                                    For purposes of determining the Cost of
                           Insurance Charge, any decrease in the Face Amount will reduce the Face Amount in the following order:
                           (a) the Face Amount provided by the most recent increase; (b) the next most recent increases, successively; and (c) the Initial Face Amount.

         G.       LOANS

                  1. When Loans are Permitted. An Owner may at any time after the first anniversary of the Date of Issue borrow money from LSW using the Policy as the only security for the loan. The Owner may obtain Policy loans in an amount not exceeding the Policy's Cash Surrender Value on the date of the loan, minus three times the Monthly Deduction for the most recent Monthly Policy Date. While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest. Loans may be taken by making a written request to LSW at the Home Office, or, if the telephone transaction privilege has been elected, by providing telephone instructions to LSW at the Home Office. LSW limits the amount of a Policy loan taken pursuant to telephone instructions to $25,000.

                  2. Interest Rate Charged. The interest rate charged on Policy loans will be at the fixed rate of 6% per year. Interest is charged from the date of the loan and is due at the end of each Policy Year. If interest is not paid when due, it will be added to the loan balance and bear interest at the same rate.

                  3. Allocation of Loans and Collateral. When a Policy loan is taken, Accumulated Value is transferred to and held in the General Account as Collateral for the Policy loan. Accumulated Value to be held as Collateral is taken from the Subaccounts of the Separate Account based upon the instructions of the Owner at the time the loan is taken. If specific allocation instructions have not been received from the Owner, Accumulated Value to be held as Collateral will taken from the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Separate Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions, the loan will not be processed until further instructions are received from the Owner. Non-loaned Accumulated Value in the General Account will become Collateral for a loan only to the extent that the Accumulated Value in the Separate Account is insufficient. Any loan interest due and unpaid will be allocated among and transferred first from the Subaccounts of the Separate Account in proportion to the Accumulated Values held in the Subaccounts, and then from the General Account.

                           The Collateral for a Policy loan will initially be
                  equal to the loan amount. Any loan interest due and unpaid will be added to the Collateral for the Policy loan. LSW will take additional Collateral for the loan interest so added pro rata from the Subaccounts of the Separate Account, and then, if the amounts in the Separate Account are insufficient, from the portion of the General Account not held as Collateral, and hold the Collateral in the General Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

                  4. Interest Credited to Amounts Held as Collateral. As long as the Policy is in force, LSW will credit the amount in the General Account as Collateral with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law. The rate will apply to the calendar year that follows the date of determination.

                  5. Enhancement. In Policy Years 11 and thereafter, LSW currently intends to credit interest on the amount in the General Account as Collateral at a rate 0.50% per annum higher than for similar amounts for Policies still in their first ten Policy Years. Continuation of this enhanced loan interest crediting is not guaranteed, however.

                  6. Preferred Policy Loans. LSW currently intends, but is not obligated to continue, to make preferred Policy loans available, beginning the eleventh Policy Year, in maximum amounts of 50% of the Accumulated Value. For such preferred Policy loans, amounts held as Collateral in the General Account will be credited with interest at an annual rate of 6%. If both preferred and non-preferred loans exist at the same time, any loan repayment will be applied first to the non-preferred loan.

                  7. Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Accumulated Value and the Cash Surrender Value, and may permanently affect the Death Benefit under the Policy. The effect on the Accumulated Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the non-loaned Accumulated Value in the General Account is less than or greater than the interest being credited on the amounts held as Collateral in the General Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate is less than the investment experience of assets held in the Separate Account and interest credited to the non-loaned Accumulated Value in the General Account. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit will be reduced by the amount of any outstanding Policy loan.

         H.       SETTLEMENT OPTIONS

                  In lieu of a single sum payment on death or surrender, an election may be made to apply the amount under any one of the fixed benefit Settlement Options provided in the Policy.

         I.       DELAY IN REDEMPTIONS OR TRANSFERS

                  Any amounts payable as a result of surrender, Withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at LSW's Home Office in a form satisfactory to LSW. Generally, the amount of a payment will be determined as of the date of receipt by LSW of all required documents. However, LSW may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of LSW policyholders. LSW also may defer the determination or payment of amounts from the General Account for up to six months. LSW may postpone any payment under the Policy derived from an amount paid by check or draft until LSW is satisfied that the check or draft has been paid by the bank upon which it was drawn.

         J.       24-MONTH CONVERSION RIGHT

The conversion right required by Rule 6e-3(T)(b)(13)(v)(B) is provided by permitting Policy Owners during the first two years following Policy issue and on one occasion, to transfer the entire Accumulated Value in the Separate Account to the General Account, without regard to any limits on transfers or free transfers. Since a new policy, under which payments (or charges), dividends, and cash values could vary from those under the existing Policy, will not be issued, no adjustment in payments and cash values under the Policy would be required to address such variances.

                                   APPENDIX A


                  Charges will be deducted from the Accumulated Value on the Date of Issue and on each Monthly Policy Date to compensate LSW for administrative expenses and for the insurance coverage provided by the Policy. The Monthly Deduction consists of two components: (a) the Cost of Insurance Charge, and (b) the Monthly Administrative Charge. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Separate Account and the General Account, unless the Owner has elected at the time of application, or later requests in writing, that the Monthly Deduction be made from the Money Market Subaccount. If a Monthly Deduction cannot be made from the Money Market Subaccount, when that has been elected, the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount will be made on a pro rata basis from the Subaccounts of the Separate Account and the General Account.

                  Cost of Insurance Charge. Because the Cost of Insurance Charge depends upon several variables, the Cost of Insurance Charge payable on each Monthly Policy Date can vary. LSW will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the corresponding Net Amount at Risk for each Policy Month.

                  The Net Amount at Risk on any Monthly Policy Date is the amount by which the Unadjusted Death Benefit on the Monthly Policy Date adjusted by a factor exceeds the Accumulated Value. This factor is 1.00327234, and is used to reduce the Net Amount at Risk, solely for purposes of computing the Cost of Insurance Charge, by taking into account assumed monthly earnings at an annual rate of 4.0%. The Net Amount at Risk is determined separately for the Initial Face Amount and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Accumulated Value is first considered part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.

                  Cost of Insurance Rate. The applicable cost of insurance rate depends on the Rate Class to which the Insured was assigned. A Rate Class for any increase may differ from that for the initial Face Amount. The rate for the Rate Class on the Date of Issue is applied to the Net Amount at Risk for the Initial Face Amount. For each increase in Face Amount, the rate for the Rate Class applicable to the increase is used. If, however, the Unadjusted Death Benefit is calculated as the Accumulated Value times the specified percentage, the rate for the Rate Class for the Initial Face Amount will be used for the amount of the Unadjusted Death Benefit in excess of the total Face Amount.

                  The cost of insurance rate will be based on the Issue Age, sex, Rate Class of the Insured, Policy Duration and Policy size. In addition, any change in the Net Amount at Risk will affect the total Cost of Insurance Charges paid by the Owner. The actual monthly cost of insurance rates ("current rates") will be based on LSW's expectations as to future mortality and expense experience. They will not, however, be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed maximum rates are based on the Insured's Attained Age, sex, Rate Class, and the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Table. For Policies issued in states which require "unisex" policies or in conjunction with employee benefit plans, the maximum Cost of Insurance Charge depends only on the Insured's Attained Age, Rate Class and the 1980 Commissioners Standard Ordinary Mortality Tables NB and SB. Any change in the cost of insurance rates will apply to all persons of the same Issue Age, sex, and Rate Class, Policy Duration and Policy size.

                  Policies may also be issued on a guaranteed issue basis, where no medical underwriting is required prior to issuance of a Policy. Current cost of insurance rates for Policies issued on a guaranteed issue basis may be higher than current cost of insurance rates for healthy Insureds who undergo medical underwriting.

                  Rate Class. The Rate Class of the Insured will affect the guaranteed and current cost of insurance rates. LSW currently places Insureds into elite preferred nonsmoker, preferred nonsmoker, standard nonsmoker, preferred smoker, standard smoker, juvenile classes, and substandard classes, which reflect higher mortality risks.

                  Since the nonsmoker designation is not available for Insureds under Attained Age 20, shortly before an Insured attains age 20, LSW will notify the Insured about possible classification as a nonsmoker and direct the Insured to his or her agent to initiate a change in Rate Class. If the Insured either does not initiate a change in Rate Class or does not qualify as a nonsmoker, guaranteed cost of insurance rates will remain as shown in the Policy. However, if the Insured qualifies as a nonsmoker, the guaranteed and current cost of insurance rates will be changed to reflect the nonsmoker classification.

                  Current cost of insurance rates will also vary by Policy size, in the following bands: those with Unadjusted Death Benefits less than $250,000; those with Unadjusted Death Benefits between $250,000 and $999,999, inclusive; and those with Unadjusted Death Benefits of $1,000,000 and over. Cost of insurance rates will be lower as the Policy size band is larger.

                  Monthly Administrative Charge. LSW administers the Policy and the Separate Account and, therefore, will incur certain ordinary administrative expenses. LSW therefore assesses a Monthly Administrative Charge. The Monthly Administrative Charge of $7.50 will be deducted from the Accumulated Value on the Date of Issue and each Monthly Policy Date as part of the Monthly Deduction. This charge is intended to reimburse LSW for ordinary administrative expenses expected to be incurred, including record keeping, processing claims and certain Policy changes, preparing and mailing reports, and overhead costs. LSW does not expect to make a profit on this charge.

                  Cost Reduction. LSW currently intends to reduce the Monthly Deduction starting in Policy Year 11 by an amount equal to 0.50% per annum of the Accumulated Value in the Separate Account on the just prior Monthly Policy Date. Accumulated Value in the General Account not held as Collateral will also be credited with interest at a rate 0.50% higher than the interest rate otherwise applicable, starting in Policy Year 11. This cost reduction is not guaranteed (except as required by the state of issue), however, and will only be continued if LSW's mortality and expense experience with the Policies justifies continuation of the cost reduction.

                                   APPENDIX B

                             Deferred Sales Charges
                    (Annual rates per $1,000 of Face Amount)

                        MALE                           FEMALE
 ISSUE
  AGE           NONSMOKER     SMOKER             NONSMOKER     SMOKER
   0               1.43        1.43                 1.12        1.12
   1               1.39        1.39                 1.10        1.10
   2               1.44        1.44                 1.14        1.14
   3               1.49        1.49                 1.18        1.18
   4               1.54        1.54                 1.22        1.22
   5               1.60        1.60                 1.26        1.26
   6               1.66        1.66                 1.31        1.31
   7               1.73        1.73                 1.36        1.36
   8               1.80        1.80                 1.41        1.41
   9               1.87        1.87                 1.47        1.47
  10               1.95        1.95                 1.53        1.53
  11               2.04        2.04                 1.59        1.59
  12               2.13        2.13                 1.66        1.66
  13               2.22        2.22                 1.73        1.73
  14               2.32        2.32                 1.80        1.80
  15               2.41        2.41                 1.87        1.87
  16               2.51        2.51                 1.95        1.95
  17               2.61        2.61                 2.03        2.03
  18               2.70        2.70                 2.12        2.12
  19               2.81        2.81                 2.21        2.21
  20               2.59        3.45                 2.18        2.60
  21               2.69        3.58                 2.27        2.71
  22               2.79        3.72                 2.37        2.83
  23               2.90        3.87                 2.47        2.95
  24               3.02        4.03                 2.58        3.08
  25               3.15        4.20                 2.69        3.22
  26               3.28        4.38                 2.81        3.37
  27               3.43        4.58                 2.94        3.52
  28               3.58        4.79                 3.07        3.68
  29               3.75        5.02                 3.21        3.85
  30               3.92        5.26                 3.36        4.04
  31               4.11        5.52                 3.52        4.23
  32               4.31        5.80                 3.68        4.43
  33               4.52        6.09                 3.86        4.64
  34               4.74        6.40                 4.04        4.87
  35               4.98        6.72                 4.24        5.11
  36               5.23        7.07                 4.44        5.36
  37               5.49        7.44                 4.66        5.62
  38               5.77        7.83                 4.89        5.90
  39               6.07        8.25                 5.13        6.19
  40               6.39        8.68                 5.39        6.50
  41               6.72        9.14                 5.65        6.82
  42               7.07        9.63                 5.93        7.15
  43               7.45       10.14                 6.23        7.50

                        MALE                           FEMALE
 ISSUE
  AGE           NONSMOKER     SMOKER             NONSMOKER     SMOKER
  44               7.84        10.69                6.54        7.86
  45               8.26        11.26                6.87        8.25
  46               8.71        11.86                7.22        8.65
  47               9.19        12.50                7.58        9.07
  48               9.69        13.18                7.97        9.52
  49              10.23        13.90                8.39        9.99
  50              10.81        14.66                8.83       10.49
  51              11.42        15.47                9.29       11.01
  52              12.07        16.33                9.78       11.57
  53              12.77        17.24               10.31       12.15
  54              13.51        18.20               10.86       12.77
  55              14.30        19.22               11.45       13.42
  56              15.15        20.30               12.08       14.12
  57              16.04        21.44               12.75       14.85
  58              17.01        22.65               13.46       15.63
  59              18.04        23.93               14.23       16.48
  60              19.14        25.30               15.06       17.39
  61              20.32        26.76               15.96       18.37
  62              21.58        28.31               16.93       19.42
  63              22.94        29.96               17.96       20.56
  64              24.39        31.71               19.08       21.77
  65              25.95        33.56               20.27       23.06
  66              27.61        35.51               21.55       24.42
  67              29.39        37.57               22.92       25.89
  68              31.30        37.75               24.41       27.46
  69              33.36        37.75               26.02       29.18
  70              35.58        37.75               27.79       31.05
  71              36.00        37.75               29.72       33.10
  72              36.00        37.75               31.83       35.00
  73              36.00        37.75               34.00       35.00
  74              36.00        37.75               34.00       35.00
  75              36.00        37.75               34.00       35.00
  76              36.00        37.75               34.00       35.00
  77              36.00        37.75               34.00       35.00
  78              36.00        37.75               34.00       35.00
  79              36.00        37.75               34.00       35.00
  80              36.00        37.75               34.00       35.00
  81              36.00        37.75               34.00       35.00
  82              36.00        37.75               34.00       35.00
  83              36.00        37.75               34.00       35.00
  84              36.00        37.75               34.00       35.00
  85              36.00        37.75               34.00       35.00


Unisex policies will have surrender charge target premiums and maximum deferred sales charges that are higher than those for females above but lower than those for males.


                                      B-2